UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 20, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

     On April 20, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”), issued a press release announcing the date, May 25, 2010, and location of the special meeting for voting of the proposed vessel acquisition. The press release also announced the fixing of the record date as April 30, 2010 for determining stockholders entitled to receive notice of, and, to vote at, this special meeting. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: April 26, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated April 20, 2010